

July 7, 2016

<u>Via E-mail</u>
Ms. Peggy Yu Yu
Executive Chairwoman
E-Commerce China Dangdang Inc.
21/F, Jing An Center
No.8 North Third Ring Road East
Chaoyang District, Beijing 100028
People's Republic of China

>   **Re: E-Commerce China Dangdang Inc.**
>   **Amendment No. 1 to Schedule 13E-3**
>   **Filed July 5, 2016 by E-Commerce China Dangdang Inc., Peggy Yu Yu,**
>   **Guoqing Li, Dangdang Holding Company Limited, Dangdang Merger**
>   **Company Limited, Dangdang Corporation, Kewen Holding Co. Limited,**
>   **Science & Culture International Limited, First Profit Management Limited,**
>   **Danqian Yao, Lijun Chen and Min Kan**
>   **File No. 005-85824**

Dear Ms. Yu Yu:

We have reviewed your filing and have the following comments.

Opinion of the Special Committee's Financial Advisor, page 47

1. We note your response to prior comment 10, concerning disclosure stating that the financial advisor's liability to shareholders is limited. We continue to believe that this disclosure is inappropriate. Please revise the statement in this section and in the opinion itself that the opinion does not create any fiduciary duty on the part of the financial advisor to investors. While this may be the intention of the two parties as expressed in contracts entered into between them, the liability of a financial advisor to investors does not appear to be a contractual matter. Alternatively, please provide a detailed legal analysis supporting this conclusion.

Premiums Paid Analysis, page 53

2. We note your revised disclosure in response to prior comment 12. Please also disclose the reported equivalent values for the company in each case, as well as the mean values for going private transactions, which are materially higher than the median values.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Stephanie Tang, Esq.
       Shearman & Sterling LLP